EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made and entered into as of this 1st day of November, 2007, by and between Innova Pure Water, Inc a Delaware corporation with offices at 4951 Airport Parkway, Suite 500 Addison, Texas  75001 (the “Corporation”), and John “JT” Thatch, an individual which maintains an address at 3001 Countryside Blvd Clearwater, Florida 33761 (the “Executive”), under the following circumstances:

RECITALS

A.

The Corporation desires to secure the services of the Executive upon the terms and conditions hereinafter set forth; and

B.

The Executive desires to render services to the Corporation upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, the parties mutually agree as follows:

Section 1. Employment.  The Corporation hereby employs the Executive and the Executive hereby accepts employment as an executive of the Corporation, subject to the terms and conditions set forth in this Agreement.

Section 2. Duties.  The Executive shall serve as Chief Executive Officer and President with such duties, responsibilities and authority as are commensurate and consistent with his position, as may be, from time to time, assigned to him by the Board of Directors of the Corporation.  The Executive shall report directly to the Board of Directors of the Corporation.  During the term of this Agreement, the Executive shall devote his best efforts to the performances of his duties hereunder.  Notwithstanding the foregoing, the expenditure of reasonable amounts of time by the Executive for charitable, professional and personal activities shall be allowed, provided such activities do not materially interfere with the services required to be rendered to the Corporation.  The Corporation shall provide all offices, an executive assistant, staff and equipment necessary for Executive to effectively perform his duties.  The Executive shall perform his duties principally at the offices of the Company located in Clearwater, Florida, with such travel to other locations as may reasonably prescribe.

Section 3. Term of Employment.  The term of the Executive’s employment hereunder, unless sooner terminated as provided herein (the “Term”), shall be for a period of three [3] years commencing on the date hereof (the “Commencement Date”).

Section 4. Compensation of Executive.  As compensation for his services, the Corporation shall pay the Executive as follows:

4. 1 Base Salary.  The Corporation shall pay the Executive as compensation for his services hereunder, in equal installments during the Term in accordance with the customary payroll practices of the Corporation, but not less than bi weekly the sum of $150,000 (one hundred fifty thousand dollars) per annum (the “Base Salary”) for the first 12 months of employment and $180,000 (one hundred eighty thousand dollars) the following 12 months of employment and $240,000 (two hundred forty thousand dollars) the remaining 12 months of employment , less such deductions as shall be required to be withheld by applicable law and regulations.

4.2 Bonus.  The Company shall pay to the Executive such incentive compensation and bonuses, if any, [i] as the Board of Directors in its absolute discretion may determine to award the Executive, and [ii]or which the Executive may become entitled pursuant to the terms of any annual performance incentive plan [to be defined by the Board of Directors], or agreement from time to time in effect and applicable to the Executive.

4.3 Equity Awards.  Upon execution of this Agreement by Executive and Corporation, the Corporation shall grant to the Executive or his assignee common share ownership units in the Company totaling the equivalent of ten percent [10] percent of the total, fully diluted and authorized shares. Executive shall also be eligible to participate in the Company’s stock option plans [to be defined by the Board of Directors], pursuant to the terms and conditions of such plans.  Specifically, Executive shall be awarded options at par value of the common stock in the following schedule; one third immediately upon execution of this agreement; one third immediately after the first year of employment, and the remainder immediately after the second year of employment. Additionally, Executive shall be granted to the option to purchase up to five [5] percent of the Company’s stock during the term of this agreement, not to exceed one [1] percent of the total authorized shares per year at a per share cost determined by an annual pro rate capital valuation of the Company.

4.4 Expenses.  The Corporation shall pay or reimburse the Executive for all reasonable out-of-pocket expenses actually incurred or paid by the Executive in the course of his employment, consistent with the Corporation’s policy for reimbursement of expenses from time to time. In addition, the Corporation shall pay Executive a monthly cell phone allowance of $150.00 and a monthly vehicle allowance of $1000.00

4.5 Benefits.  The Executive and his family shall be entitled to participate in such pension, profit sharing, group insurance, disability insurance pursuant to Section 5.6, life insurance pursuant to Section 5.5, hospitalization, and group health and benefit plans and all other benefits and plans as the Corporation provides to its senior executives (the “Benefit Plans”).

4.6 Indemnity.  The Executive shall be entitled to indemnification in all instances in which the Executive is acting within the scope of his authority to the fullest extent permitted by the Company’s certificate of incorporation and bylaws, and applicable law, from and against any damages or liabilities, including reasonable attorney’s fees; provided, however, that the Executive shall not be entitled to indemnification for damages or liabilities which result from or arise out of the Executive’s willful misconduct or gross negligence. The Corporation agrees to keep in full force Director and Officer Liability Insurance in an amount of no less than five (5) million dollars during the term of this agreement.

Section 5. Termination.

5.1 Events of Termination.  This Agreement and the Executive’s employment hereunder shall terminate upon the happening of any of the following events:

(a)

upon the Executive’s death;

(b)

upon the Executive’s “Total Disability” (as defined in Section 5.2)

(c)

upon the expiration of the Initial Term of this Agreement or any Renewal Term thereof.

(d)

at the Executive’s option, in the event of an act by the Corporation, defined in Section 5.3, below, as constituting “Good Reason” for termination by the Executive; and

(e)

at the Corporation’s option, in the event of an act by the Executive, defined in Section 5.4, below, as constituting “Cause” for termination by the Corporation.

5.2 Total Disability.  For purposes of this Agreement, the Executive shall be deemed to be suffering from a “Total Disability” if the Executive is unable to perform his duties for a period of 180 days or more, consecutive or nonconsecutive, in any twelve-month period, due to mental or physical disability or incapacity, as determined by a physician selected by the Company and reasonably acceptable to the Executive or the Executive’s legal representative, such agreement as to acceptability to not be unreasonably withheld or delayed.  Any refusal by the Executive to submit to a medical examination for the purpose of determining the existence of a Disability shall constitute evidence of the Executive’s Total Disability.

5.3 Good Reason.  The term “good reason” as used in this agreement, shall mean:

[1] A material breach of this Agreement by the Company, which is not cured within seven days after written notice of same to the company identifying such breach.

[2] Requiring the Executive to be principally based at any office or location more than 50 miles from the office he was primarily assigned at the time of execution of this agreement for more than thirty [30] days.

[3] A termination of the Executive’s employment by Executive for any reason at all or no reason, within six months of a change of control of the Company [a “Change of Control”].  For the purposes of this Agreement, a Change of Control shall be deemed to have occurred on the earliest of the following: the date of [i] a merger or consolidation of the Company with or into another unaffiliated corporation, in which the Company is not the continuing or surviving corporation or pursuant to which the Company is not the continuing or surviving corporation or pursuant to which any common shares of the Company would be converted into cash, securities, or other property of another corporation, other than a merger of the Company in which holders of  Company common shares immediately prior to the merger have the same proportionate ownership of common shares of the surviving corporation immediately after the merger, or [ii] a sale or other disposition of substantially all the assets of the Company.

[4] Any material adverse change in the Executive’s position or duties and responsibilities.

5.4 Cause.  For purposes of this Agreement, the term “Cause” shall mean:

[1] The Executive’s inability to perform his duties hereunder due to physical or mental Disability;

[2] The Executive’s conviction of with respect to a felony;

[3] The Executive’s abuse of illegal controlled substances;

[4] the Executive’s acts of fraud, his embezzlement of funds or other assets of the Company or his acceptance of a bribe or kickback;

[5] The refusal or neglect of the Executive to render services to the Company in accordance with his obligations under this Agreement, or gross negligence of the Executive in the performance of such duties, which is not cured within seven days after written notice of same to the Executive identifying such refusal or neglect of services in question;

[6] A material breach of any provision of this Agreement by the Executive, which is not cured within seven days after written notice of same to the Executive identifying such breach.

Effects of Termination

5.5 Death.  Upon termination of the Executive’s employment pursuant to (Section 5.1), the Executive’s estate or beneficiaries shall be entitled to the proceeds of a life insurance policy maintained during the Term of the agreement by Company on the behalf of the Executive, which names the Executive’s estate or heirs as the sole beneficiaries.  The Company shall procure a life insurance policy with a death benefit not less than three times the Executive’s Base Salary and maintain current all premiums required by the issuing entity.  The life insurance policy shall not specify a commercial aviation accident as an “excludable risk.”

5.6 Total Disability.  The Company shall procure and maintain a long-term disability policy during the Term of the agreement on the behalf of the Executive, which names the Executives as the sole beneficiary.  The Company shall maintain current all premiums required by issuing agency.  The long-term disability policy shall include at a minimum the following provisions: [1] an “Own Occupation” clause, [2] payments through age 65 or Death whichever occurs first, [3] coverage of fifty (50) percent of Executive’s Base Salary, [4] a “residual disability coverage” clause, and, [5] an elimination period not to exceed ninety (90) days.  The Company shall continue to pay the Executive’s Base Salary and then current benefits until the elimination period expires, not to exceed ninety (90) days.

5.7 By Corporation Without Cause or by Executive For Good Reason.  Upon termination of the Executive’s employment pursuant to Section 5.1 (d) or (f), the Executive shall be entitled to the following severance benefits: (i) an amount equal to the Base Salary for a one (1) year period at the then current rate, to be paid upon the date of termination of employment in monthly installments, less withholding of all applicable taxes; (ii) continued provision for a period of the longer of twelve (12) months or the balance of the applicable Term of employment hereunder, the benefits under Benefit Plans extended from time to time by the Corporation to its senior executives; and {iii{ payment on a prorated basis of any bonus or other payments earned in connection with any bonus plan to which the Executive was a participant as of the date of the Executive’s termination of employment.

5.8 By Corporation for Cause or by Executive Without Good Reason.  Upon termination of the Executive’s employment pursuant to Section 5.1 (e) or (g), the Executive shall be entitled to the following severance benefits: (i) accrued and unpaid Base Salary and vacation pay through the date of termination, less withholding of applicable taxes.

5.9 Duty to Mitigate.  The Executive shall be obligated to seek other employment in order to mitigate his damages resulting from his discharge pursuant to Sections 5.1 (d) or (f), provided that such employment need not be taken at a level below the title specified in this Agreement.

Section 6.  Vacations.  The Executive shall be entitled to a vacation of three (3) weeks per year, during which period his salary shall be paid in full.  The Executive shall take his vacation at such time or times as the Executive and the Corporation shall determine is mutually convenient.  Any vacation not taken in one (1) year shall not accrue, provided that if vacation is not taken due to the Corporation’s business necessities, up to two-(2) weeks’ vacation may carry over to the subsequent year.  At termination, the Executive shall be entitled to compensation for all accrued but unused vacation days.

Section 7.  Disclosure of Confidential Information.  The Executive recognizes, acknowledges and agrees that he has had and will continue to have access to secret and confidential information regarding the Corporation, including but not limited to, its products, formulae, patents, sources of supply, customer dealings, data, know-how and business plans, provided such information is not in or does not hereafter become part of the public domain, or become known to others through no fault of the Executive.  The Executive acknowledges that such information is of great value to the Corporation, is the sole property of the Corporation, and has been and will be acquired by him in confidence.  In consideration of the obligations undertaken by the Corporation herein, the Executive will not, at any time, during or after his employment hereunder, reveal, divulge or make known to any person, any information acquired by the Executive during the course of his employment, which is treated as confidential by the Corporation, and not otherwise in the public domain.  The provisions of this Section 8 shall survive the Executive’s employment hereunder.  All references to the Corporation is Section 8 and Section 9 hereof shall include any subsidiary of the Corporation.

                        Section 8.  Notices: All notices required or permitted under this

                       Agreement shall be in writing and shall be deemed delivered when delivered in person or deposited in the United States mail, postage paid, addressed as follows:

              Corporation:

Innova Pure Water, Inc.

4951 Airport Parkway, Suite 500

Addison, Texas  75001

Executive:

John “JT” Thatch

3001 Countryside Blvd

Clearwater, Fl 33761

                        Such addresses may be changed from time to time by either party by providing written notice in the manner set forth above.

                        Section 9. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written.  This Agreement supersedes any prior written or oral agreements between the parties.

                         Section 10. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

                          Sections 11. If any provisions of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable.  If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

                          Section 12. The failure of either party to enforce any provision of this

                          Agreement shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

                          Section 13. This Agreement shall be governed by the laws of the State of

                          Texas.

AGREED TO AND ACCEPTED.

Corporation:

INNOVA PURE WATER, INC.

By:

____________________________________________________

 Don Harris, Current Chief Executive Officer

Executive:

By:

____________________________________________________

John “JT” Thatch